[Chapman and Cutler LLP Letterhead]

August 10, 2011

VIA EDGAR CORRESPONDENCE
Briccio B. Barrientos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                                                                                                                                    Destra Investment Trust
                        File Nos. 333-167073 and 811-22417

Dear Mr. Barrientos:

This letter responds to your comments regarding the registration statement filed on Form N-1A for Destra Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 20, 2011.  The Destra Global Index Opportunities Fund and Destra High Dividend Strategy Fund  (each, a “Fund,” and collectively, the “Funds”) are a series of the Trust.  Your comments were transmitted to us via telephone conference on  July 6, 2011.  For your convenience, we have structured our response to address each of your comments in the order given via telephone conference.

Subsequent to the filing of the registration statement on Form N-1A, the Trust has determined to not offer the Destra Global Index Opportunities Fund.  Accordingly, because it is no longer necessary to continue the review of the registration statement with respect that Fund, Comments pertaining to that Fund have been intentionally omitted from this response.  Additionally, the Trust has deactivated for EDGAR purposes the series and class identifiers that pertain to the Destra Global Index Opportunities Fund.  The Trust also represents that it will not offer the Destra Global Index Opportunities Fund unless it files a preliminary registration statement pursuant to Rule 485(a)(2) of the Securities Act of 1933.

Destra Global Index Opportunities Fund

Comments intentionally Omitted

Briccio B. Barrientos
August 10, 2011

Destra High Dividend Strategy Fund

Prospectus

Comment 1

The prospectus states that Fund’s investment objective is to seek long-term total return and current income.  We believe that seeking current income is a part of seeking long-term total return and, therefore, is redundant.  Please revise.

Response to Comment 1

The investment adviser and sub-adviser believe that the two components, long-term total return and current income, are not redundant and that both are essential parts of the investment objective.  In addition, both components of the investment objective were approved by the Board of Trustees of the Fund and a change would require convening a board meeting.

Comment 2

Please add the subcaption “Acquired Fund Fees and Expenses” in the fee table.  Alternatively, please make the representation that the Fund will not invest in Acquired Funds.

Response to Comment 2

The Fund does not currently anticipate investing significantly in Acquired Funds.

Comment 3

Please disclosure the derivatives instruments the Fund expects to use and how each Fund expects to use them.  See letter dated July 30, 2010, to the Investment Company Institute selling forth the Division’s views on derivatives-related disclosure.

Response to Comment 3

The prospectus has been revised in response to this comment.

Comment 4

The prospectus states that the Fund will invest in convertible securities.  Please disclosure the credit quality of such convertible securities.

Briccio B. Barrientos
August 10, 2011

Response to Comment 4

The required disclosure has been added to the prospectus.

Comment 5

Please disclose how the price of derivatives that are linked the equity securities will be derived.  In addition, please state whether they will be included in the Fund’s 80% policy.

Response to Comment 5

The required disclosure has been added to the prospectus.

Comment 6

The Fund states that “[a]n investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.”  If the Fund intends to sell its shares through a bank, keep the disclosure; otherwise, remove such disclosure.

Response to Comment 6

Because the Fund may sell its shares through a bank and because the disclosure is of a type that is commonly present in other mutual fund prospectuses, the disclosure remains in the prospectus.

Comment 7

Please add small and medium companies risk disclosure in the “Principal Risks” section.

Response to Comment 7

The prospectus has been revised in response to this comment.

Comment 8

Please add derivatives risk disclosure in the “Principal Risks” sections.

Briccio B. Barrientos
August 10, 2011

Response to Comment 8

The prospectus has been revised in response to this comment.

Comment 9

On page 8, please move the “Derivative Transactions” section to the “Principal Investment Strategies” section.

Response to Comment 9

The prospectus has been revised in response to this comment.

Comment 10

Be more specific about the experience of the portfolio managers since at least 2006.  Do not merely list employees, but detail positions held or regular duties.

Response to Comment 10

The prospectus has been revised in response to this comment.

Comment 11

On page 21, please make more prominent the unavailability of Class C and Class P shares.

Response to Comment 11

We believe the sentence stating that Class C and Class P shares are not currently available for purchase that is currently included in the respective sections clearly states the unavailability of those shares.  To make the unavailability more prominent, we have added a notation on the cover page stating, “Class C and Class P shares are not currently available for investors.”

Statement of Additional Information

Comment 12

Briccio B. Barrientos
August 10, 2011

On page 3, the Fund states that the Fund will invest at least 25% of its total assets in companies in the financial services sector.  Please make the appropriate disclosure in the prospectus.

Response to Comment 12

The statement of additional information has been revised in response to this comment.

Comment 13

On page 3, please delete or undo the bold on the bracketed and bolded language.

Response to Comment 13

The statement of additional information has been revised in response to this comment.

Comment 14

On page 69 under “Disclosure of Portfolio Holdings,” please disclosure the lag time.  If there is none, explicitly state so.

Response to Comment 14

We believe this disclosure is on page 69 where it says, “The Fund generally makes available complete portfolio holdings information on the Fund’s website monthly with an approximately thirty day lag. Additionally, the Fund publishes on the website a list of its top ten holdings as of the end of each month, approximately two to five business days after the end of the month for which the information is current. “

***

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Briccio B. Barrientos
August 10, 2011

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren